Exhibit 99.4

WNS (HOLDINGS) LIMITED

FORM OF PROXY

FOR THE ANNUAL GENERAL MEETING

To be held on September 21, 2023

For use at the Annual General Meeting of the shareholders of WNS (Holdings) Limited (the “Company”) to be held at 11:00 a.m. (British Summer Time) on Thursday, September 21, 2023 and any adjournment thereof.

I/We [insert name]                                                                                                                                                                                              of [address]                                                                                                                                                    (BLOCK LETTERS PLEASE), being (a) shareholder(s) of the above named Company, hereby appoint the Chairman of the Annual General Meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at              am British Summer Time on                      day,                      and at any adjournment thereof or on a poll in respect of [insert number] **                                                   Ordinary shares in the capital of the Company

**	You will need to specify the number of ordinary shares in respect of which the named proxy is entitled to vote.

I / We direct my / our proxy to vote as follows: -

ORDINARY RESOLUTIONS	FOR	AGAINST	ABSTAIN
1. Adoption of annual audited accounts for the financial year ended March 31, 2023, together with the auditors’ report
2. Re-appointment of Grant Thornton Bharat LLP as the auditors of the Company
3. Approval of auditors’ remuneration for the financial year ending March 31, 2024
4. Re-election of the Class II Director, Mr. Keshav Murugesh
5. Re-election of the Class II Director, Ms. Diane de Saint Victor
6. Re-election of the Class II Director, Mr. Keith Haviland

7. Approval of Directors’ remuneration for the period from the Annual General Meeting until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2024

8. To authorize the purchase of 3.3 million ADSs, effective from October 1, 2023 to March 31, 2027 (both days inclusive), subject to a minimum and maximum price and an aggregate limit on the ADSs to be purchased

Date:                                                  , 2023

Signature of Shareholder/Authorized Signatory

(If you are signing this form as a director or officer of a body corporate or other entity, please indicate in what capacity you are signing and who you are signing for e.g. “Director of X Limited” or “Director of X Limited as general partner of Y Limited Partnership”)

NOTES:

1.

Important notice: We intend to hold the Annual General Meeting as a physical meeting. However, we will closely monitor the situation, in particular any potential restrictions on public gatherings, non-essential travel or any such other unprecedented event which will restrict the conduct of physical meeting. If such a situation arises, any resulting change will be communicated to the shareholders before the meeting through our website and public announcement.

2.	Please indicate with an ‘X’ in the appropriate box how you wish the proxy to vote.

3.	The proxy will exercise his discretion as to how he votes or whether he abstains from voting: -

(a)	on the resolutions referred to in this Form of Proxy if no instruction is given in respect of the resolutions; and

(b)	on any business or resolution considered at the Annual General Meeting other than the resolutions referred to in this Form of Proxy.

4.

To be valid, the instrument appointing a proxy, and any power of attorney or other authority (e.g. board minutes) under which it is signed (or a notarized copy of any such power or authority), must be deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote.

5.	A Form of Proxy executed by a corporation must be either under its common seal or signed by an officer or attorney duly authorized by the corporation.

6.

In the case of joint holders, the name of all the joint holders should be stated in the Form of Proxy and all should sign it. Joint holders should elect one of their numbers to represent them in person or by proxy in their name. In the absence of such election, the vote of the holder whose name appears first in order in the Register of Shareholders, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holder(s). For this purpose, seniority is determined by the order in which the names appear in the Register of Shareholders.

7.

A proxy may be revoked by: (i) giving the Company notice in writing deposited at our registered office at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (Attn: Mourant Governance Services (Jersey) Limited) before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote; (ii) depositing a new Form of Proxy with the Company Secretary before the commencement of the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote (although it should be noted that the new Form of Proxy will only be a valid proxy, as opposed to being capable of revoking an earlier Form of Proxy, if deposited not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof or for the taking of a poll at which the proxy proposes to vote); or (iii) attending in person and voting on poll.

8.

A body corporate which is a Shareholder entitled to attend and vote at the Annual General Meeting may authorize a person to act as its representative at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A body corporate which is a Shareholder may appoint more than one person to act as its representative. If a body corporate which is a Shareholder appoints more than one person to act as its representative, each resolution (and each instrument of appointment) shall specify the number of shares held by the Shareholder for which the relevant person is appointed its representative. For the avoidance of doubt, a body corporate which is a Shareholder may appoint (in addition to the representatives (if any) appointed by it) any number of persons to act as its proxy at the Annual General Meeting in respect of all or a particular number of the shares held by the Shareholder. A person duly authorized to act as a representative of a body corporate which is a Shareholder shall be entitled to exercise on behalf of the Shareholder the same powers (in respect of the number of shares held by the Shareholder for which the relevant person is appointed its representative) as the Shareholder could exercise. If a Shareholder which is a body corporate appoints more than one representative (but subject to the voting instructions (if any) given by the Shareholder), no representative need cast all the votes used by him in respect of any resolution in the same way as any other representative or any proxy appointed by the Shareholder.

9.

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed, illegible or where the true intentions of the appointer are not ascertainable from the instructions of the appointer specified in the instrument appointing a proxy or proxies.

10.	Facsimile or email copies of this Form of Proxy will not be accepted.

FOR OFFICE USE ONLY

Register No

Holding

3